PR

P.E. 2/11/02

FORM 6-K

947263

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

TD BANK FINANCIAL GROUP *News* GROUPE FINANCIER BANQUE TD *Communiqué*

TD Bank Financial Group Provides Estimate on Provision for Credit Loss

TORONTO – February 5, 2002 – TD Bank Financial Group (TDBFG) today announced that its provision for credit loss in the first quarter, which ended January 31, 2002, is expected to be CDN$325 million. TDBFG also announced that it expects its first quarter cash operating earnings to be in the range of 77 to 80 cents per share. TD estimates that its provision for credit loss for fiscal year 2002 to be in the range of CDN$1.1 billion to CDN$1.2 billion. This range is higher than the previous guidance of CDN$835 to CDN$875 million given during the fourth quarter 2001 earnings conference call.

TD cited the following items as contributing to the increased provision for credit loss in the first quarter:

- Approximately CDN$40 million will be charged during the quarter as a result of rapid deterioration in Argentina. This charge is a result of the Bank's exposure to Argentina, as previously disclosed in a press release issued on December 24, 2001. In that release, TD detailed its Argentinean exposure as US$76 million to several banks in that country and US$99 million to the commercial and industrial sector, of which US$10 million is covered by Political Risk Insurance.

- While TD has not seen an increase in new formations of gross impaired loans, the Bank has experienced a lower than expected rate of recovery resulting from a further deterioration in its existing impaired loans in its communications portfolio. Therefore, TD estimates that an additional CDN$50 million will be charged in the first quarter.

- Loan losses in the personal and commercial bank were approximately CDN$15 million higher than originally anticipated, as a result of previously disclosed collections processing issues. TD is on track to largely address these issues by the end of the second quarter.

"We believe that based on the current environment, our estimated outlook for credit loss provisions for the remainder of the fiscal year is appropriate," said Chairman and CEO A. Charles Baillie. He added that a more fulsome discussion of the Bank's earnings and first quarter charges will occur on February 21, 2002 when the Bank holds its quarterly earnings conference call and webcast via its corporate Website (www.td.com).

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in four key areas: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a leader in wholesale banking, operating in over 20 locations in key financial centres around the globe; TD Waterhouse, one of the world's largest brokers to the self-directed investor; and TD Wealth Management, one of Canada's largest asset managers. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 3.8 million on-line customers. TD Bank Financial Group had CDN$287.8 billion in assets, as at October 31, 2001. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them.

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For more information, please contact:

Dan Marinangeli
Executive Vice President and Chief Financial Officer
(416) 982-8002

Scott Lamb
Vice President, Investor
Relations, (416) 982-5075

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 5, 2002

By ______________________________
Name: Norie C. Campbell
Title: Associate Vice President